Exhibit 4.7

Description of Registrant's Securities Registered Under Section 12 of the Securities
Exchange Act of 1934

As of the date of this report, SunOpta Inc. (the "Company," "we," "us" or "our") had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) Common Shares, no par value (the "Common Shares"), and (ii) Common Share Purchase Rights.

The following description is only a summary and does not purport to be complete and is subject, and qualified in its entirety by reference to our Articles of Amalgamation, as amended (the "Articles of Amalgamation"), our By-Laws, as amended (the "By-Laws") and the Amended and Restated Shareholder Rights Plan Agreement, dated November 10, 2015 and amended and restated as of April 18, 2016 between the Company and American Stock Transfer & Trust Company, LLC, as rights agent (the "Amended and Restated Rights Agreement") and applicable corporate and securities laws. The Articles of Amalgamation, the By-Laws, the Amended and Restated Shareholder Rights Plan and any amendments to such documents are filed as exhibits to our Annual Report on Form 10-K of which this Exhibit is a part.

General Description of Capital Stock.

 Authorized Capital Stock. Under our Articles of Amalgamation, we are authorized to issue an unlimited number of Common Shares, without par value, and an unlimited number of special shares, without par value, issuable in series.

Description of Common Shares.

 Dividends. Subject to the preferences of any series of special shares and any other shares ranking senior to the Common Shares with respect to the payment of dividends that we may issue, holders of our Common Shares are entitled to share pro rata in such dividends as may be declared by our Board of Directors (our "Board"). Pursuant to the provisions of the Canada Business Corporations Act (the "CBCA"), we may not declare or pay a dividend if there are reasonable grounds for believing that (1) we are, or would after the payment be, unable to pay our liabilities as they become due or (2) the realizable value of our assets would thereby be less than the aggregate of our liabilities and stated capital of all classes. We may pay a dividend by issuing fully paid shares, or in money or property.

 Liquidation, Dissolution or Winding-Up. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, holders of Common Shares are entitled to share pro rata in our assets available for distribution after we pay our creditors, holders of our special shares (if any) and holders of any other shares ranking senior to the Common Shares with respect to payment of any distribution.

 Voting Rights and Shareholders' Meetings. Holders of our Common Shares are entitled to receive notice of and to attend and vote at all meetings of our shareholders, except meetings of holders of another class of shares. Each holder of our Common Shares is entitled to one vote, either in person or by proxy, on all matters submitted to shareholders. Our Board must call an annual meeting of shareholders to be held not later than 15 months after the last preceding annual meeting of shareholders and may, at any time, call a special meeting of shareholders. For purposes of determining the shareholders who are entitled to receive notice of or to vote at a meeting of shareholders, the Board may, in accordance with the CBCA and National Instrument 54-101-Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, fix in advance a date as the record date for that determination of shareholders, but that record date may not be more than 60 days or less than 21 days before the date on which the meeting is to be held. The CBCA provides that notice of the time and place of a meeting of shareholders must be sent to each shareholder entitled to vote at the meeting, each director and to our auditors, not more than 60 days and not less than 21 days prior to the meeting. Our By-laws provide that a quorum of shareholders is present at a meeting if at least two shareholders holding not less than one-third (33 and 1/3%) of the outstanding Common Shares entitled to vote at a meeting are present in person or by proxy. A shareholder may participate in a meeting by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other. In the case of joint shareholders, one of the holders present at a meeting may, in the absence of the other holder(s) of the shares, vote the shares. If two or more joint shareholders are present in person or by proxy, then they are to vote as one on the shares held jointly by them.

 No Preemption Rights; Limited Restrictions on Directors' Authority to Issue Common Shares. Existing holders of our Common Shares have no rights of preemption or first refusal under our Articles of Amalgamation, By-laws or the CBCA with respect to future issuances of our Common Shares. The Common Shares do not have conversion rights, are not subject to redemption and do not have the benefit of any sinking fund provisions. Subject to the rules and policies of The Nasdaq Stock Market and the Toronto Stock Exchange and applicable corporate and securities laws, our Board has the authority to issue additional Common Shares.

 Effect of Issuance of Special Shares. As discussed in greater detail below under "Description of Special Shares," the rights, preferences and privileges of the holders of our Common Shares are subject to, and may be adversely affected by, the rights of the holders of any series of special shares.

Description of Special Shares.

Our special shares are issuable in series. Subject to our Articles of Amalgamation and the filing of articles of amendment in accordance with the CBCA, our Board is authorized, without the approval of shareholders, at any time and from time to time to fix, before issuance, the number, designation, rights, privileges, restrictions and conditions attached to each series of special shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to holders of such series of special shares on a distribution; the extent, if any, of further participation on a distribution; voting rights, if any; dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any; and conversion rights, if any. Special shares rank prior to our Common Shares with respect to dividends, the distribution of assets and the return of capital on dissolution. Except with respect to the winding up of the Company, the amalgamation of the Company, the sale of all or substantially all of our assets or undertaking of the Company and other matters as to which the holders of special shares are entitled to vote under the CBCA or unless the directors determine otherwise, holders of special shares will not be entitled to vote at meetings of shareholders. The authorization of undesignated special shares makes it possible for our Board to issue special shares with rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or our management. As discussed in greater detail below under "Description of Special Voting Shares and Exchangeable Preferred Stock," the Company has one series of special shares issued and outstanding.

Amendments to our Articles of Amalgamation and By-Laws

Our Articles of Amalgamation, our By-Laws and the CBCA govern the rights of holders of our shares. Our shareholders can authorize the alteration of our Articles of Amalgamation to create additional classes of shares or to vary the rights or restrictions attached to any class of our shares by passing a special resolution approved by the holders of at least two-thirds of each class of affected shares represented in person or by proxy at a duly convened meeting of shareholders. Such a special resolution will not be effective until articles of amendment are filed with the Director appointed pursuant to the CBCA.

Our Board may, by resolution, make, amend or repeal any by-laws that regulate our business or affairs; provided that the Board shall submit a by-law, or an amendment or a repeal of a by-law, to the shareholders at the next meeting of the shareholders, and the shareholders may, by ordinary resolution, confirm, reject or amend the by-law, amendment or repeal. A by-law, or an amendment or a repeal of a by-law, is effective from the date of the resolution of the Board until it is confirmed, confirmed as amended or rejected by the shareholders.

Fundamental Changes

Pursuant to the CBCA, we may not effect any of the following fundamental changes without the consent of the holders of at least two-thirds of each class of our outstanding shares represented in person or by proxy and voting separately as a class at a duly convened meeting of our shareholders:

• any proposed amalgamation involving the Company in respect of which the CBCA requires that the approval of our shareholders be obtained;

• any proposed plan of arrangement pursuant to the CBCA involving the Company in respect of which the CBCA or any order issued by an applicable court requires that the approval of our shareholders be obtained;

• any proposed sale, lease or exchange of all or substantially all our assets or property; and

• any dissolution, liquidation or winding-up of the Company.

Election and Removal of Directors

At each annual meeting of shareholders, our shareholders are required to elect directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders. Our Board may fill vacancies among the Board and, as provided by our Articles of Amalgamation, may also appoint additional directors between annual meetings of shareholders, but the number of additional directors so appointed may not exceed the number that is one-third of the number of directors appointed at the last annual meeting of shareholders. Since shareholders do not have cumulative voting rights, holders of more than 50% of our outstanding Common Shares can elect all of our directors if they choose to do so. In such event, holders of the remaining shares will be unable to elect any director. Under the CBCA, at least one quarter of our directors must be resident Canadians.

Anti-takeover Laws

In Canada, takeover bids are governed by provincial corporate and securities laws and the rules of applicable stock exchanges. The following description of the rules relating to acquisitions of securities and take-over bids to which Canadian corporate and securities laws apply does not purport to be complete and is subject, and qualified in its entirety by reference, to applicable corporate and securities laws, which may vary from province to province.

A party (the "Acquiror") who acquires beneficial ownership of, or control or direction over, 10% or more of the voting or equity securities of any class of a reporting issuer will generally be required to file with applicable provincial regulatory authorities both a news release and a report containing the information prescribed by applicable securities laws. Subject to the below, the Acquiror (including any party acting jointly or in concert with the Acquiror) will be prohibited from purchasing any additional securities of the class of the target company previously acquired for a period commencing on the occurrence of an event triggering the aforementioned filing requirement and ending on the expiry of one business day following the filing of the report. This filing process and the associated restriction on further purchases also apply in respect of subsequent acquisitions of 2% or more of the securities of the same class. The restriction on further purchases does not apply to an Acquiror that beneficially owns, or controls or directs, 20% or more of the outstanding securities of that class.

In addition to the foregoing, certain other Canadian legislation may limit a Canadian or non-Canadian entity's ability to acquire control over or a significant interest in us, including the Competition Act (Canada) and the Investment Canada Act (Canada). Issuers may also approve and adopt shareholder rights plans or other defensive tactics designed to be triggered upon the commencement of an unsolicited bid and make the company a less desirable take-over target.

Limitation of Liability and Indemnification.

The following description of the indemnification provisions of the CBCA and of our By-Laws does not purport to be complete and is subject to and qualified in its entirety by reference to the CBCA and the full text of our By-laws.

The CBCA allows us to, and our By-laws provide in part that we will, indemnify each of our directors and officers, former directors and officers and his heirs, executors, administrators and other legal personal representatives (each an "Indemnified Person") from and against any liability and all costs, charges and expenses that the Indemnified Person sustains or incurs in respect of any action, suit or proceeding that is proposed or commenced for or in respect of anything done or permitted by such Indemnified Person in respect of the execution of the duties of his office, and all other costs, charges and expenses that such Indemnified Person sustains or incurs in respect of the affairs of the Company, if the Indemnified Person: (1) acted honestly and in good faith with a view to our best interests; and (2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. As used above, "costs, charges and expenses" includes an amount paid to settle an action or satisfy a judgment. These indemnities will continue in effect after the director or officer resigns his position or his position is terminated for any reason. We also have the authority to indemnify any Indemnified Person in such other circumstances as the CBCA otherwise permits or requires.

Listing; Exchange, Transfer Agent and Registrar.

Our Common Shares are listed on the Nasdaq Global Select Market under the symbol "STKL" and on the Toronto Stock Exchange under the symbol "SOY." The transfer agent and registrar for our Common Shares in the United States is American Stock Transfer and Trust Company, LLC and in Canada is Equity Financial Trust Company.

Other Canadian Laws Affecting U.S. Shareholders

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments by us to non-residents of Canada. Dividends paid to U.S. tax residents, however, are subject to a 15% withholding tax (or a 5% withholding tax for dividends if the shareholder is a corporation owning at least 10% of the outstanding voting Common Shares of the corporation) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.

There are no limitations specific to the rights of non-residents of Canada to hold or vote our Common Shares under the laws of Canada or the Province of Ontario, or in our Articles of Amalgamation or By-laws, other than those imposed by the Investment Canada Act (Canada) as discussed below.

Non-Canadian investors who acquire a controlling interest in us may be subject to the Investment Canada Act (Canada), which governs the basis on which non-Canadians may invest in Canadian businesses. Under the Investment Canada Act (Canada), the acquisition of a majority of the voting interests of an entity (or of a majority of the undivided ownership interests in the voting common shares of an entity that is a corporation) is deemed to be an acquisition of control of that entity. The acquisition of less than a majority but one-third or more of the voting common shares of a corporation (or of an equivalent undivided ownership interest in the voting common shares of the corporation) is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the Acquirer through the ownership of the voting common shares. The acquisition of less than one-third of the voting common shares of a corporation (or of an equivalent undivided ownership interest in the voting common shares of the corporation) is deemed not to be acquisition of control of that corporation.

Description of Shareholder Rights Plan (Issuance of Rights).

The Company has in place a shareholder rights plan pursuant to the Amended and Restated Rights Agreement (the "Rights Plan"). Holders of rights under the Rights Plan ("Rights"), other than the triggering holder, would be entitled to, in effect, purchase Common Shares at a significant discount to the then-current market price, upon the occurrence of a Flip-in Event (as defined below). A Flip-in Event occurs if a holder beneficially owns 20% or more of the outstanding Common Shares and shares of the Company entitled to vote ("Voting Shares"). The principal terms and conditions of the Rights Plan are summarized below.

 Term. The Rights Plan is in effect from and after November 10, 2015 with a record date for the issuance of the Rights of November 23, 2015. The Rights Plan was reconfirmed by shareholders at the Company's 2019 Annual Meeting of Shareholders and the 2022 Annual Meeting and will continue in effect until the 2025 Annual Meeting. If the Rights Plan is not reconfirmed by shareholders at the 2025 Annual Meeting, then the Rights Plan will be of no further force or effect and all Rights issued thereunder will be void from the termination of such meeting.

 Issue of Rights. The Company has issued one Right in respect of each Common Share to holders of record as at the Record Time (as defined in the Rights Plan). One Right will be issued in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined in the Rights Plan).

 Exercise of Rights. The Rights are not exercisable initially. The Rights will separate from the Common Shares and become exercisable at the close of business on the tenth business day after the earliest of (i) the first public announcement of facts indicating that any person has acquired Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the Voting Shares; (ii) the date of commencement of, or first public announcement of the intent of any person to make, a take-over bid that would result in such person Beneficially Owning 20% or more of the Voting Shares (other than a Permitted Bid or a Competing Permitted Bid (each as defined in the Rights Plan)); and (iii) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such, or such later date as the Board may determine (in any such case, the "Separation Time"). After the Separation Time, but prior to the occurrence of a Flip-in Event (as defined below), each Right may be exercised to purchase one Common Share at an exercise price per Right (the "Exercise Price") equal to five times the market price of the Common Shares as at the Separation Time. The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time upon the occurrence of certain corporate events affecting the Common Shares.

 Flip-in Event. Subject to certain exceptions (as discussed below), upon the acquisition by any person (an "Acquiring Person") of Beneficial Ownership of 20% or more of the Voting Shares (a "Flip-in Event") and following the Separation Time, each Right, other than Rights Beneficially Owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees, may be exercised to purchase that number of Common Shares which have an aggregate market value equal to two times the Exercise Price of the Rights for an amount in cash equal to the Exercise Price. Rights beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void.

 Certificates and Transferability. Prior to the Separation Time, certificates for Common Shares will also evidence one Right for each Common Share represented by the certificate. Certificates issued after the Record Time, but prior to the earlier of the Separation Time and the Expiration Time, will bear a legend to this effect. Prior to the Separation Time, Rights will not be transferable separately from the associated Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and trade separately from the Common Shares.

 Permitted Bids. The Rights Plan will not be triggered by a Permitted Bid or Competing Permitted Bid. A Permitted Bid is one that: (i) is made by means of a take-over bid circular; (ii) is made to all holders of Voting Shares; (iii) is open for at least 60 days or such longer period as may be prescribed as the minimum deposit period under applicable Canadian law; (iv) contains an irrevocable condition that no Voting Shares will be taken up and paid for until more than 50% of the Voting Shares held by the independent shareholders of the Company have been tendered and not withdrawn; (v) contains an irrevocable condition that Voting Shares may be deposited at any time during the period of time between the date of the take-over bid and the date on which the shares subject to the take-over bid are taken up and paid for, and withdrawn until they are taken up and paid for; and (vi) contains an irrevocable provision that, if 50% of the Voting Shares held by the independent shareholders of the Company are tendered, the bidder will make an announcement to that effect and keep the bid open for at least 10 more business days.

 Acquiring Person. In general, an Acquiring Person is a person who Beneficially Owns 20% or more of the outstanding Voting Shares. Excluded from the definition of "Acquiring Person" are (i) the Company and its subsidiaries; (ii) an underwriter or member of a banking or selling group that acquires Voting Shares in connection with a distribution by the Company of securities pursuant to a prospectus or by way of a private placement; and (iii) any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or more or any combination of a Permitted Bid Acquisition, an Exempt Acquisition, a Pro-Rata Acquisition, a Convertible Security Acquisition or an acquisition, redemption or cancellation by the Company of Voting Shares. The definitions of a "Permitted Bid Acquisition", "Exempt Acquisition", "Pro-Rata Acquisition" and "Convertible Security Acquisition" are set out in the Rights Plan. However, in general:

(a)	a "Permitted Bid Acquisition" means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(b)

an "Exempt Acquisition" means an acquisition of Voting Shares or convertible securities: (i) in respect of which the Board has waived the application of the Rights Plan; or (ii) made as an intermediate step in a series of related transactions in connection with an acquisition by the Company or its subsidiaries of a person or assets, provided that the person who acquires such Voting Shares distributes or is deemed to distribute such Voting Shares to its securityholders within 10 business days of the completion of such acquisition, and following such distribution no Person has become the Beneficial Owner of 20% or more of the Company's then outstanding Voting Shares;

(c)

a "Convertible Security Acquisition" means an acquisition of Voting Shares upon the exercise of convertible securities received by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro-Rata Acquisition; and

(d)

a "Pro-Rata Acquisition" means an acquisition by a person of Voting Shares or convertible securities: (i) as a result of a stock dividend, a stock split or other event pursuant to which such person receives or acquires Voting Shares or convertible securities on the same pro-rata basis as all other holders of securities of the particular class, classes or series; (ii) pursuant to a regular dividend reinvestment plan or other plan made available by the Company to holders of all of its Voting Shares where such plan permits the holder to direct that the dividends paid in respect of such Voting Shares be applied to the purchase from the Company of further securities of the Company; (iii) pursuant to the receipt and/or exercise by the person of rights (other than the Rights) issued by the Company on a pro-rata basis to all of the holders of a class or series of Voting Shares to subscribe for or purchase Voting Shares or convertible securities, provided that such rights are acquired directly from the Company and not from any other person, and provided that the person does not thereby Beneficially Own a greater percentage of the Voting Shares than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such acquisition; or (iv) pursuant to a distribution by the Company of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities) made pursuant to a prospectus or by way of private placement by the Company provided that such person does not thereby Beneficially Own a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such acquisition.

 Additionally, the Rights Plan provides that a person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Voting Shares as at November 10, 2015 shall not be an Acquiring Person. This exception shall not, and shall cease to, apply if after November 10, 2015 the Grandfathered Person: (i) ceases to own 20% or more of the outstanding Voting Shares; or (ii) becomes the Beneficial Owner of more than 1% of the number of outstanding Voting Shares then outstanding in addition to those Voting Shares such Person already holds (other than pursuant to one or more or any combination of a Permitted Bid Acquisition, an Exempt Acquisition, a Pro-Rata Acquisition, a Convertible Security Acquisition or an acquisition, redemption or cancellation by the Company of Voting Shares). The Company is not aware of any person who owned 20% or more of the Voting Shares as at November 10, 2015.

 Redemption and Waiver. At any time prior to the occurrence of a Flip-in Event, the Board may redeem the Rights at a redemption price of $0.00001 per Right with the prior approval of the holders of Voting Shares or Rights. The Board will be deemed to have elected to redeem the Rights if a person who has made a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Separation Time has occurred and in respect of which the Board has waived the application of the Rights Plan, takes up and pays for Voting Shares pursuant to the terms and conditions of such Permitted Bid, Competing Permitted Bid or take-over bid.

 At any time prior to the occurrence of a Flip-in Event and with the prior approval of the holders of Voting Shares or Rights, the Board may waive the flip-in provisions where a Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to all holders of record of Voting Shares. If the provisions of the Rights Plan that apply upon the occurrence of a Flip-in Event are waived in respect of a take-over bid made by means of a take-over bid circular to all holders of record of Voting Shares, then the provisions of the Rights Plan that apply upon the occurrence of a Flip-in Event will also be deemed to be waived in respect of any other Flip-in Event occurring by reason of any take-over bid made by any other offeror by means of a take-over bid circular to all holders of record of Voting Shares prior to the expiry of any take-over bid in respect of which a waiver is, or is deemed to have been, granted. In addition, the operation of the Rights Plan may be waived where a person has inadvertently become an Acquiring Person and has reduced its Beneficial Ownership of Voting Shares such that it is no longer an Acquiring Person.

 Amendment of the Rights Plan. Shareholder approval is required for amendments to the Rights Plan other than those required to correct clerical or typographical errors or to maintain the validity of the Rights Plan as a result of a change of law.

Special Voting Shares and Exchangeable Preferred Stock

Series B-1 Preferred Stock of SunOpta Foods. On April 15, 2020, the Company and the Subsidiary entered into a subscription agreement (the "Series B Subscription Agreement") with Oaktree Organics, L.P. and Oaktree Huntington Investment Fund II, L.P. (collectively, "Oaktree"), Engaged Capital, LLC, Engaged Capital Flagship Master Fund, LP and Engaged Capital Co-Invest IV-A, LP (together with Engaged Capital, LLC, Engaged Capital Flagship Master Fund, LP and their affiliates, "Engaged" and, together with Oaktree, the "Investors"). On April 24, 2020 (the "Series B-1 Closing Date"), pursuant to the Series B Subscription Agreement, which is filed as Exhibit 10.1 of the Company's Form 8-K filed on April 28, 2020, the Subsidiary issued 15,000 shares of Series B-1 Preferred Stock (as defined below) to each of Oaktree and Engaged for aggregate consideration in the amount of $30,000,000.  In March 2023, Engaged exchanged all of its shares of Series B-1 Preferred Stock for Common Shares and the Common Shares were registered for resale by the Company, and the Company believes all of those shares have been sold under the related registration statement.  Accordingly, all rights under any agreements Engaged had with respect to its investment in the Company and SunOpta Foods, Inc. (the "Subsidiary") have terminated.  In addition, Engaged no longer owns any Voting Special Shares (as defined below).

In connection with the Series B Subscription Agreement, on the Series B-1 Closing Date the Company and the Subsidiary, as applicable, also entered into the Oaktree Investor Rights Agreement, the Exchange and Support Agreement, and the Oaktree Voting Trust Agreement (each as defined below).

Also in connection with the Series B Subscription Agreement, the Subsidiary executed and filed with the Secretary of State of the State of Delaware a Second Amended and Restated Certificate of Incorporation to, among other things, authorize and establish the rights and preferences of the Series B-1 Preferred Stock in the capital of the Subsidiary (the "Series B-1 Preferred Stock"). The Series B-1 Preferred Stock ranks senior to the common stock and any other shares of stock junior to the Series B-1 Preferred Stock in the capital of the Subsidiary with respect to distribution rights and rights upon liquidation.

The holders of Series B-1 Preferred Stock (the "Holders") are entitled to receive quarterly distributions ("Dividends") on each share of Series B-1 Preferred Stock. The annualized rate of the Dividends is 8.0% prior to  the date that is the first day following the end of the Company's third fiscal quarter in 2029 (the "Dividend Change Date"), and 10% thereafter, in each case of $1,000 per share (the "Liquidation Preference"), subject to certain adjustments. Prior to the Dividend Change Date, the Subsidiary may pay Dividends in cash or elect, in lieu of paying cash, to add the amount that would have been paid to the Liquidation Preference. On the occurrence of certain events of noncompliance (an "Event of Noncompliance"), following a 30-day cure period, the rate of Dividends payable will increase by 1.0% quarterly, subject to a maximum increase of 5.0%. The failure to pay Dividends in cash for any quarter ending after the Dividend Change Date will be an Event of Noncompliance.

At any time, the Holders may exchange their shares of Series B-1 Preferred Stock, in whole or in part, for a number of Common Shares in the capital of the Company equal to, per share of Series B-1 Preferred Stock, the quotient of the Liquidation Preference divided by $2.50 (such price, the "Exchange Price" and such quotient, the "Exchange Rate"). The Exchange Price is subject to customary anti-dilution adjustments, including weighted-average adjustment for issuances of Common Shares below the Exchange Price, provided that the Exchange Price may not be lower than $2.00 (subject to adjustment in certain circumstances).

The Subsidiary may cause the Holders to exchange all of the Series B-1 Preferred Stock into a number of Common Shares equal to the number of shares of Series B-1 Preferred Stock outstanding multiplied by the Exchange Rate if (i) fewer than 10% of the shares of Series B-1 Preferred Stock issued on the Series B-1 Closing Date must remain outstanding or (ii) on or after the third anniversary of the Series B-1 Closing Date, the average volume-weighted average price of the Common Shares during the then preceding 20 trading day period must be greater than 200% of the Exchange Price. Common Shares delivered on an exchange caused by the Subsidiary must be freely tradable by the Holders under applicable securities laws.

At any time on or after the fifth anniversary of the Series B-1 Closing Date, the Subsidiary may redeem all of the Series B-1 Preferred Stock. The amount to be paid by the Company to the Holders on redemption is an amount, per share of Series B-1 Preferred Stock, equal to the Liquidation Preference.

Upon certain events involving a change of control of the Company, the Subsidiary must use reasonable efforts to provide the Holders with the option to exchange shares of the Series B-1 Preferred Stock for a security in the surviving or successor entity that has the same rights, preferences and privileges as the Series B-1 Preferred Stock as adjusted for the change of control. The Subsidiary will also offer to redeem the Series B-1 Preferred Stock at an amount per share equal to the greater of (i) the Liquidation Preference plus an amount equal to the value of incremental Dividends through to the fifth anniversary of the Series B-1 Closing Date and (ii) the amount payable per Common Share in such change of control multiplied by the Exchange Rate. Such offer to redeem by the Subsidiary will be made at an amount per share equal to the Liquidation Preference if the aggregate number of Common Shares delivered in exchange for Preferred Stock exceeds the number that is 19.99% of the outstanding Common Shares on the day preceding the Series B-1 Closing Date (such number, "Series B-1 Closing Date Shares"). If, following an offer by the Subsidiary on a change of control, any shares of Series B-1 Preferred Stock are redeemed at a per share price above the Liquidation Preference, the number of shares of Series B-1 Preferred Stock that may thereafter be exchanged for Common Shares must not exceed the Series B-1 Closing Date Shares less the number of Common Shares into which shares of Series B-1 Preferred Stock have previously been exchanged (the "Series B-1 Post CoC Exchange Cap").

At any time if a Holder elects to exchange, or the Subsidiary causes an exchange of, Series B-1 Preferred Stock, the number of Common Shares delivered to each applicable Holder may not cause such Holder's beneficial ownership (as defined in Section 13(d) of the Exchange Act) to exceed 19.99% of the Common Shares that would be outstanding immediately following such exchange (the "Beneficial Ownership Exchange Cap"). The Beneficial Ownership Exchange Cap is permanent and the Company is not required, and does not intend, to seek a waiver of the Beneficial Ownership Exchange Cap from the disinterested shareholders of the Company.

In addition, the number of Common Shares delivered to each Holder may not cause such Holder's beneficial ownership (as defined in the Company's shareholder rights plan (the "Shareholder Rights Plan")) to exceed 19.99% of the Common Shares and other voting shares of the Company that would be outstanding immediately following such exchange by such Holder (the "Rights Plan Exchange Cap"). The Company is not required, and does not intend, to seek a waiver of the Rights Plan Exchange Cap from the disinterested shareholders of the Company.

So long as any shares of Series B-1 Preferred Stock are outstanding, the affirmative vote or consent of the Holders of at least a majority of the outstanding Series B-1 Preferred Stock, voting together as a separate class, will be necessary for effecting or validating: (i) any issuance of stock on parity or senior to the Series B-1 Preferred Stock, (ii) any increase in the issued or authorized amount of Series B-1 Preferred Stock, (iii) any exchange, reclassification or cancellation of the Series B-1 Preferred Stock, except as provided, and (iv) any amendment, modification or alteration of, or supplement to, the certificate of incorporation of the Subsidiary that would materially and adversely affect the rights, preferences, privileges or voting powers of the Series B-1 Preferred Stock or any Holder.

There are no restrictions on the repurchase or redemption of the Series B-1 Preferred Stock while there is any arrearage in the payment of dividends or sinking fund installments.

This summary description of the terms of the Series B-1 Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Second Amended and Restated Certificate of Incorporation of the Subsidiary filed as Exhibit 4.1 with the Company's Form 8-K filed on April 28, 2020.

Oaktree Investor Rights Agreement. In connection with the Subscription Agreement, the Company, the Subsidiary and Oaktree entered into an investor rights agreement dated April 24, 2020 (the "Oaktree Investor Rights Agreement") providing for certain additional rights and obligations of Oaktree.

Pursuant to the Oaktree Investor Rights Agreement, for so long as Oaktree beneficially owns or controls at least 50% of the shares of Series A Preferred Stock of the Subsidiary (all of which have been exchanged for Common Shares) and the Series B-1 Preferred Stock issued to it, including any corresponding Common Shares into which such shares of Series A Preferred Stock and Series B Preferred Stock are exchanged, Oaktree will be entitled to:

(a)	participation rights with respect to future equity offerings of the Company; and

(b)	governance rights, including the right to approve certain actions proposed to be taken by the Company and its subsidiaries, as more particularly set out in the Oaktree Investor Rights Agreement.

Oaktree will be entitled to designate two nominees (each an "Oaktree Nominee") for election to the Board for so long as Oaktree beneficially owns or controls at least 11.1% of the Common Shares, on an as-exchanged basis. If Oaktree beneficially owns or controls less than 11.1% but more than 5% of the Common Shares, on an as-exchanged basis, Oaktree shall be entitled to designate one Oaktree Nominee. Each Oaktree Nominee must be an individual acceptable to the Company, acting reasonably, and eligible to serve as a director of the Company pursuant to applicable law. In addition, for so long as Oaktree beneficially owns or controls at least 5% of the Common Shares, on an as-exchanged basis, Oaktree have the right to designate one individual (and one alternate) to attend meetings of the Board as a non-voting observer (the "Observer").

This summary description of the Oaktree Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Oaktree Investor Rights Agreement filed as Exhibit 10.5 with the Company's Form 8-K filed on April 28, 2020.

Exchange and Support Agreement.  In connection with the Subscription Agreement, the Company, the Subsidiary and the Investors entered into an exchange and support agreement dated April 24, 2020 (the "Exchange and Support Agreement"), providing for, among other things, the grant by the Company to each Holder, from time to time, of the right to exchange the Series B-1 Preferred Stock with the Company for Common Shares, as described above.

This summary description of the Exchange and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Exchange and Support Agreement filed as Exhibit 10.2 of the Company's Form 8-K filed on April 28, 2020, and incorporated herein by reference.

Special Voting Shares and Voting Trust Agreements. On April 24, 2020, the Company filed Articles of Amendment to designate a series of special shares as Special Shares, Series 2 (the "Special Voting Shares"). The Special Voting Shares entitle the holder thereof to one vote per Special Voting Share on all matters submitted to a vote of the holders of Common Shares, together as a single class, subject to certain exceptions.

On the Series B-1 Closing Date, up to 6,000,000 Special Voting Shares were to be issued to and deposited with an affiliate of Oaktree (the "Oaktree Trustee"), as trustee for and on behalf of Oaktree and its affiliates that may hold the Series B-1 Preferred Stock from time to time pursuant to a voting trust agreement dated April 24, 2020 (the "Oaktree Voting Trust Agreement") between the Company, the Subsidiary, Oaktree and the Oaktree Trustee. However, no Special Voting Shares were issued to the Oaktree Trustee on the Series B-1 Closing Date because of the Beneficial Ownership Exchange Cap. Pursuant to the Oaktree Voting Trust Agreement, additional Special Voting Shares will be issued, or existing Special Voting Shares shall be redeemed, as necessary to ensure that the aggregate number of Special Voting Shares held by the Oaktree Trustee is equal to the number of Common Shares issuable to Oaktree on the exchange of all of the shares of Series B-1 Preferred Stock held by it, subject to certain restrictions.

Pursuant to the Oaktree Voting Trust Agreement, the number of votes exercised by the Oaktree Trustee on behalf of Oaktree will be limited such that:

(a)

such votes will not cause the aggregate number of votes exercisable by Oaktree in respect of all voting securities controlled by it to exceed 19.99% of the votes eligible to be cast by all security holders of the Company as at such time (the "Oaktree Voting Cap"); and

(b)

such votes will not exceed the number of Common Shares that Oaktree is entitled to receive upon exchange of its shares of Series B-1 Preferred Stock as restricted by the Beneficial Ownership Exchange Cap, the Post CoC Exchange Cap and the Rights Plan Exchange Cap.

The Oaktree Voting Cap is permanent and the Company is not required, and does not intend, to seek a waiver of the Oaktree Voting Cap from the disinterested shareholders of the Company.

The Special Voting Shares are not transferrable and the voting rights associated with the Special Voting Shares will terminate upon the transfer of the Series B-1 Preferred Stock to a third party, other than a controlled affiliate of the Investors.

This summary description of the Special Voting Shares, the Oaktree Voting Trust Agreement and the Engaged Voting Trust Agreement does not purport to be complete and is qualified in its entirety by reference to the Articles of Amendment of the Company filed as Exhibit 4.2, the Oaktree Voting Trust Agreement filed as Exhibit 10.3 and the Engaged Voting Trust Agreement filed as Exhibit 10.4 of the Company's Form 8-K filed on April 28, 2020.